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                               June 14, 2024

       Wensheng Liu
       Chief Executive Officer
       ETAO International Co., Ltd.
       1460 Broadway, 14th Floor
       New York, NY 10036

                                                        Re: ETAO International
Co., Ltd.
                                                            Amendment No. 2 to
Annual Report on Form 20-F for Fiscal Year Ended
                                                            December 31, 2022
                                                            Filed May 22, 2023
                                                            File No. 001-41629

       Dear Wensheng Liu:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Annual Report on Form 20-F/A for the Year Ended December 31, 2022

       Introduction, page iii

   1.                                                   We reissue comment 1.
We note that you have revised your definition of "China," and exclude Hong Kong and
Macau from the definition. As you have a Hong Kong
                                                        subsidiary, please
clarify in future filings that the legal and operational risks associated with operating in China
also apply to operations in Hong Kong/Macau. This disclosure could appear in the
definition itself or in an appropriate discussion of legal and operational risks.
       Risks Associated with Doing Business in China, page 2

   2.                                                   We note your statement
that    [a]s confirmed by our PRC counsel, we are not subject to
                                                        cybersecurity review
with the Cyberspace Administration of China (the    CAC   ) under the
                                                        Cybersecurity Review
Measures.    You deleted the name of previously-identified
                                                        counsel. Please
identify outside PRC counsel. Alternatively, remove the reference and explain the basis for
your belief that you are not subject to the review of the CAC.
 Wensheng Liu
ETAO International Co., Ltd.
June 14, 2024
Page 2
VIEs, page 6

3. We reissue comment 2 from our letter dated May 2, 2024, and comment 5 from our letter dated January 31, 2024. We note the addition of a chart on page 6 that shows ETAO
      (Cayman) with an interest in five VIEs, four of which were terminated as of January 25,
      2024. It is unclear where this VIE fits in the structure chart on page
38. In future filings,
      please provide the information requested in our two prior comments, including identifying all entities in the organization chart by name, identifying each VIE, and identifying the ownership interests and percentages.
Item 4. Information on the Company, page 57

4. We note your removal of the section referenced in prior comment 3 in regard to Baihui
      (Beijing) Biotech Co., Ltd. or    Biohelix.    That section that was
removed included
      language stating "Biohelix conducts drug development starting at the research stage all
      through the clinical trial stage of a particular drug. Biohelix   s drugs
are geared towards a
      variety of fields such as lung cancer, breast cancer, leukemia, type 2 diabetes, alopecia
      (baldness), etc. . . .    We also note there is disclosure on page 54
that remains in place that
      states    One of the VIEs, Beijing Biohelix, is involved in the
development of several drugs
      at various stages (pilot to clinical trials) covering the following diseases: lung/breast
      cancer, leukemia to type 2 diabetes and alopecia (baldness).    Our
comment asked for you
      to refrain from referring to this or any VIE as "we." Please clarify whether you continue to hold an interest in this VIE, and if so, whether its operations are material to ETAO such that they should be disclosed in your filings. If so, tell us how you will clarify this in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Nicholas O'Leary at 202-551-4451 or Abby Adams at 202-551-6902 with any other questions.



                                                             Sincerely,

FirstName LastNameWensheng Liu                               Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameETAO International Co., Ltd.
                                                             Services
June 14, 2024 Page 2
cc:       Pang Zhang-Whitaker, Esq.
FirstName LastName